ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 12, 2014

Maureen A. Meredith

(617) 951-7239

maureen.meredith@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward Bartz, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167) — Responses to Comments on Post-Effective Amendment No. 58

Dear Mr. Bartz:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 58 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on April 11, 2014 in connection with the registration of Class A, Class C, Institutional Class and Class P shares of a new series of the Trust, the AllianzGI Emerging Markets Debt Fund (the “Fund”). We received your oral comments regarding the 485(a) Amendment via telephone on May 27, 2014. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 65 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on August 22, 2014, pursuant to Rule 485(b) under the Securities Act. The Trust notes that it filed two post-effective amendments to the Registration Statement delaying effectiveness of the 485(a) Amendment pursuant to Rule 485(b)(1)(iii) of the Securities Act.

Prospectus

1.	Comment: Please confirm that the Expense Limitation Agreements relating to the Expense Reductions referenced in the Annual Fund Operating Expenses table for the Fund will be filed as an exhibit. Please also confirm that the Expense Reduction referenced in the Annual Fund Operating Expenses table for the Fund will be in place for no less than one year from the effective date of the 485(b) Amendment.

Response: Expense limitation arrangements for the Fund are governed by the Amended and Restated Expense Limitation Agreement dated December 17, 2008 with the adviser, Allianz Global Investors Fund Management LLC, filed as an exhibit to Post-Effective

Amendment No. 4 to the Trust’s Registration Statement on December 17, 2008. The Trust confirms that the Revised Schedule A to the Amended and Restated Expense Limitation Agreement, as revised to incorporate the expense limitation arrangement applicable to the Fund, was filed as an exhibit to the 485(b) Amendment. The Trust also confirms that the Expense Reduction referenced in the Annual Fund Operating Expenses table for the Fund will be in place through November 30, 2015, more than one year from the effective date of the 485(b) Amendment.

2.	Comment: If derivatives may be taken into account in assessing compliance with the Fund’s 80% test (a “Rule 35d-1 Policy”), please describe how derivatives are included or counted for purposes of the Fund’s Rule 35d-1 Policy and describe how they will be valued. Please note the Staff’s position that the derivative’s market value should be used to include or count the derivative for purposes of the Fund’s Rule 35d-1 Policy.

Response: For purposes of determining compliance with its Rule 35d-1 Policy, the Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. The Trust respectfully disagrees with the Staff’s position that a derivative contract’s market value is always the appropriate measure for determining compliance with a Rule 35d-1 Policy. Consistent with the purposes of Rule 35d-1, the Trust believes it is appropriate to use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivatives contract provides to investments that are consistent with the Fund’s name. For example, in the event the Fund is the seller of a credit default swap, the Fund may use the notional value of the credit default swap for purposes of measuring the Fund’s compliance with its Rule 35d-1 policy. This is because the potential performance impact of such a holding would be viewed as tied to its notional value, rather than its market value.

The Trust notes that rigid use of the market values of derivatives contracts for Rule 35d-1 purposes, without regard to economic exposure, would not only serve to prevent funds with appropriate economic exposure to a given type of investment from satisfying their Rule 35d-1 Policies, it would also permit funds with economic exposures very different from their names to comply with their Rule 35d-1 Policies. For example, a fund with “equity” in its name that invests 90% of its assets in equities, but hedges out all of its equity exposure with index futures, would satisfy its Rule 35d-1 Policy notwithstanding that it had no economic exposure to equity investments.

The Trust notes that disclosure in the sections titled “Characteristics and Risks of Securities and Investment Techniques — Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” in the Prospectus and “Investment Restrictions — Other Information Regarding Investment Restrictions and Policies” in the statement of additional information has been revised in the 485(b) Amendment to reflect the Trust’s position with respect to the valuation of derivatives for purposes of determining compliance with a Rule 35d-1 Policy (additions denoted by underlining):

Prospectus — Characteristics and Risks of Securities and Investment Techniques — Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure

Unless otherwise stated, if the Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives (based on either notional or mark-to-market value depending on the instrument and circumstances), placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.

Statement of Additional Information — Investment Restrictions — Other Information Regarding Investment Restrictions and Policies

As noted above, certain Funds have adopted policies pursuant to Rule 35d-1(a) under the 1940 Act. For purposes of determining compliance with its Rule 35d-1 policy, a Fund may account for a derivative position by reference to either its market value or notional value, depending on the circumstances. Consistent with the purposes of Rule 35d-1, a Fund may use a derivative contract’s notional value when notional value is the best measure of the economic exposure the derivative contract provides to investments that are consistent with the Fund’s name. In the event a Fund is the buyer or seller of a credit default swap, the Fund may use the notional value of the credit default swap (as a negative number for buying and as a positive number for selling) for purposes of measuring the Fund’s compliance with its Rule 35d-1 policy.

3.	Comment: Please provide in the Prospectus an example of the effect a 1% decrease in interest rates would have on an investment held by the Fund with an average duration of negative four years, and an example of the effect a 1% increase in interest rates would have on an investment held by the Fund with an average duration of positive eight years.

Response: The Trust notes that it has revised the disclosure relating to the Fund’s average portfolio duration in the 485(b) Amendment as follows (deletions denoted by ~~strikethrough~~ and additions denoted by underlining):

The Fund’s average portfolio duration varies based on the Sub-Adviser’s forecast for interest rates ~~and, under normal market conditions, typically varies from (negative) 4 years to positive 8 years~~. The Sub-Adviser currently expects that the Fund’s average portfolio duration typically will vary from 2 to 12 years, but reserves the flexibility to deviate from this range and, at times, the Fund may have a negative average portfolio duration.

Given that the Fund’s average portfolio duration may vary over time, the Trust has added the following disclosure under “Summary of Principal Risks — Fixed Income Risk” in the 485(b) Amendment in order to generally illustrate the effect of changes in interest rates on investments (additions denoted by underlining):

“Duration” is one measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security’s price to changes in interest rates. Securities with longer durations tend to be more sensitive to changes in interest rates, usually making them more volatile than securities with shorter durations. As a general rule, a 1% rise in interest rates means a 1% fall in value for every year of positive duration. Similarly, as a general rule, if the Fund exhibited a negative duration profile and interest rates declined by 1%, there would be a 1% fall in value for every year of negative duration.

The Trust also notes that the “Characteristics and Risks of Securities and Investment Techniques — Fixed Income Securities” section included the following examples of the operation of this general rule in the 485(a) Amendment:

By way of example, the price of a bond fund with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point and the price of a bond fund with a duration of three years would be expected to fall approximately 3% if interest rates rose by one percentage point.

This language remained unchanged in the 485(b) Amendment.

4.	Comment: Under “Summary of the Fund — Principal Investment Strategies,” in the definition of “corporate issuer,” please change the phrase “located in” to “organized under the laws of or that maintains a principal place of business in,” consistent with footnote 24 of the Investment Company Names Release, Investment Company Act Release No. 24828 (January 17, 2001) (hereinafter, the “Adopting Release”).

Response: The Trust respectfully submits that, in adopting Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the SEC declined to require investment companies with names that suggest that they focus their investments in a particular geographic region to invest in securities that meet one of the three criteria referenced in footnote 24 to the Adopting Release and the accompanying text. Rather, the Adopting Release allows investment companies flexibility to invest in “additional types of investments that… expose the company’s assets to the economic fortunes and risks of the country or geographic region indicated by its name.” The Trust believes its definition of the location of issuers is appropriate and consistent with Rule 35d-1. The “Characteristics and Risks of Securities and Investment Techniques — Location of Issuers” section details the Fund’s policies relating to whether an issuer is located in a particular country or group of countries and provides as follows:

The Fund’s policies are determined by reference to whether an issuer is “located in” a particular country or group of countries. In determining whether an issuer is “located in” a particular country for those purposes, the Manager or the Sub-Adviser will consider a number of factors, including but not limited to: (i) whether the issuer’s securities are principally traded in the country’s markets; (ii) where the issuer’s principal offices or operations are located; (iii) where the issuer is headquartered or organized; and (iv) the percentage of the issuer’s revenues derived from goods or services sold or manufactured in the country. The Manager or the Sub-Adviser may also consider other factors in making this determination. No single factor will necessarily be determinative nor must all be present for the Manager or the Sub-Adviser to determine that an issuer is in a particular country.

The Trust believes that it is using a reasonable rule to define an issuer’s location that provides appropriate flexibility for the Fund and that a narrower definition could fail to encompass certain companies that expose the Fund to the risks of emerging markets. Therefore, the Trust respectfully declines to make the requested change.

5.	Comment: Under “Summary of the Fund — Principal Investment Strategies” or “Principal Investments and Strategies of the Fund – Principal Investments and Strategies,” please disclose the specific criteria used by the Fund to determine whether a country is an “emerging market country,” as required by Rule 35d-1(a)(3)(ii) under the 1940 Act.

Response: The requested change has been made. The Trust has revised the disclosure in the “Principal Investments and Strategies of the Fund — Principal Investments and Strategies” section of the Prospectus as follows in the 485(b) Amendment (additions denoted by underlining):

Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe. Countries with emerging market economies are those with securities markets that are, in the opinion of the Sub-Adviser, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation. Such countries typically have economies undergoing rapid growth driven by industrialization, rising exports, and increased business activity. Emerging market securities may include those listed in standard indices (e.g., in the JP Morgan family of emerging market debt indices) as well as securities not represented in these indices, if they are domiciled or issued in emerging markets, or if they generate a majority of their revenue or earnings in these markets.

6.	Comment: Please confirm whether the Fund is a protection seller of credit default swaps. If so, please disclose that in the principal investment strategies disclosure and add corresponding risk disclosure. The Staff notes there is a reference to credit default swaps under “Summary of Principal Risks — Derivatives Risk.”

Response: The Trust confirms that the Fund may be a protection seller of credit default swaps. The Trust has revised the disclosure in the “Fund Summary – Principal Investment Strategies” and “Principal Investments and Strategies of the Fund – Principal Investments and Strategies” sections of the Prospectus in the 485(b) Amendment as follows:

The Fund may utilize derivatives of all types and may invest in, without limitation, call and put options, forward contracts and swap agreements (including as the buyer or seller of credit default swaps), credit-linked notes and other related instruments with respect to individual currencies, bonds, and securities of any kind, indices and baskets of securities, interest rates and currencies as part of its principal investment strategies.

In addition, the Fund has revised disclosure in the “Summary of Principal Risks — Derivatives Risk” section of the Prospectus to disclose the risks associated with buying and selling credit default swaps (additions denoted by underlining):

Derivatives are financial contracts whose value depends on, or is derived from, the value of an underlying asset, reference rate or index. The derivatives that may be used by the Fund are discussed in more detail under “Characteristics and Risks of Securities and Investment Techniques — Derivatives” in this Prospectus and described in more detail under “Investment Objectives and Policies” in the Statement of Additional Information. The Fund may (but is not required to) use derivatives as part of a strategy designed to reduce exposure to other risks, such as risks associated with changes in interest rates or currency risk. The Fund may also use derivatives for leverage, which increases opportunities for gain but also involves greater risk of loss due to leveraging risk, and to gain exposure to issuers, indices, sectors, currencies and/or geographic regions. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Investing in a derivative instrument could cause the Fund to lose more than the principal amount invested, and the use of certain derivatives may subject the Fund to the potential for unlimited loss. Derivatives are subject to a number of risks described elsewhere in this section, such as liquidity risk, market risk, credit and counterparty risk and management risk. As a seller of a credit default swap, the Fund effectively adds economic leverage to its portfolio because, in addition to its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. See “Leveraging Risk.” Additionally, holding a position in a credit default swap could result in losses if the Fund does not correctly evaluate the creditworthiness of the company on which the credit default swap is based.

7.	Comment: Under “Fund Summary — Principal Risks,” please consider providing additional disclosure for “Emerging Markets Risk.”

Response: The Trust respectfully submits that its current disclosure is helpful to investors and in compliance with the requirements of Form N-1A. Consistent with Item 4(b)(1)(i), the current “Emerging Markets Risk” disclosure summarizes the principal risk disclosure provided in response to Item 9(c), which provides as follows:

The Fund may invest in non-U.S. securities and/or currencies, and may experience more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. issuers or securities that trade exclusively in U.S. markets. See “Non-U.S. Investment Risk” below. Non-U.S. investment risk may be particularly high to the extent that the Fund invests in emerging market securities, that is, securities of issuers tied economically to countries with developing economies. These securities may present market, credit, currency, liquidity, legal, political, technical and other risks different from, or greater than, the risks of investing in developed countries.

Certain emerging market countries may impose restrictions on foreign investment and repatriation of investment income and capital. In addition, foreign investors, including the Fund, may be required to register the proceeds of sales, and future economic or political crises could lead to price controls, forced mergers, nationalization or the creation of government monopolies. The currencies of emerging market countries may experience significant declines against the U.S. dollar, and devaluation may occur subsequent to investments in these currencies by the Fund. See “Currency Risk.” Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries. Emerging market securities may trade in more limited volume than comparable securities in developed foreign markets.

Emerging market securities may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions. Settlement problems may cause the Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security, all of which would negatively affect the Fund’s performance.

In addition, the risks associated with investing in a narrowly-defined geographic area (discussed below under “Non-U.S. Investment Risk” and “Focused Investment Risk”) are generally more pronounced with respect to investments in emerging market countries. For example, to the extent the Fund invests in companies incorporated or doing significant business in China, which may be considered an emerging market, the risks associated with China-related investments may be more pronounced for the Fund. The Fund may also be subject to Emerging Markets Risk if it invests in derivatives or other securities or instruments whose value or returns are related to the value or returns of emerging market securities.

The Trust respectfully submits that the risks associated with investments in securities tied to emerging markets have been adequately disclosed to investors. The Trust also notes that while the principal risks of the Fund were displayed in alphabetical order in the 485(a) Amendment, they are displayed in order of importance in the 485(b) Amendment, with “Emerging Markets Risk” displayed first.

8.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within the Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund’s Fund Summary, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for pricing Fund shares.

9.	Comment: Please revise the sentence in the section titled “Tax Information” within the Fund’s Fund Summary to clarify that an investor who invests through a tax-deferred arrangement may be taxed upon withdrawal from the Fund.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that an investor may be taxed upon withdrawal from the Fund, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the since-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

10.	Comment: Please add disclosure in the “Principal Investments and Strategies of the Fund” section to state that the Fund’s investment objective is not fundamental and may be changed by the Board of Trustees without shareholder approval.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. The Trust refers to “Characteristics and Risks of Securities and Investment Techniques — Changes in Investment Objectives and Policies,” which states that the investment objective of the Fund is not fundamental and may be changed by the Board of Trustees without shareholder approval. The Trust notes that General Instruction C(3)(c)(i) of Form N-1A states that a fund may order or group responses to any item after Item 8 in any manner that organizes the information into a readable and comprehensible segment and the above-referenced disclosure is provided in response to Item 9(a).

11.	Comment: The Staff notes that the fourth sentence of the third paragraph of the section titled “Prior Related Performance Information” states: “‘Net of Fees’ figures also reflect the deduction of investment advisory fees.” The Staff’s position is that “net of fees” returns should be net of all fees other than custodial fees (e.g., including sales loads). Please revise the disclosure accordingly.

Response: The “Prior Related Performance Information” section of the Prospectus has been removed.

12.	Comment: The Staff notes that the Trust intends to update by amendment the section titled “Prior Related Performance Information,” and requests that the Trust submit the composite and benchmark index performance data that will be included in the 485(b) Amendment to the Staff via correspondence, prior to the filing of the 485(b) Amendment.

Response: The “Prior Related Performance Information” section of the Prospectus has been removed.

Statement of Additional Information

13.	Comment: In the section titled “Investment Objectives and Policies — Derivative Instruments — Swap Agreements,” if the Fund writes credit default swaps, please add disclosure stating that when the Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The requested change has been made.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-951-7239) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Maureen A. Meredith

Maureen A. Meredith, Esq.

cc:	Julian Sluyters
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Justin Hebenstreit, Esq.